SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Dated March 14, 2008
Fording Canadian Coal Trust

(Translation of Registrant’s Name Into English)
Suite 1000, 205-9th Avenue SE
Calgary, Alberta Canada T2G 0R3

(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☐          Form 40-F ☑
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐     No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.
     This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST
March 14, 2008	By:	/s/ James F. Jones
James F. Jones
Corporate Secretary

Exhibit Index
The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Number

“Greenhills NI 43-101 Report”	99.1

“CA EDGAR Consent (Greenhills)”	99.2

“GRJ EDGAR Consent (Greenhills)”	99.3

“TH EDGAR Consent (Greenhills)”	99.4

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